UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Final Results and Final Settlement of Tender Offer

On April 2, 2018, Intelsat S.A. issued a press release announcing the final results and final settlement of the previously announced cash tender offer by its indirect subsidiary, Intelsat Connect Finance S.A. (“ICF”), to purchase any and all of the outstanding 6 3/4% Senior Notes due 2018 (CUSIP No. 458204 AN4; ISIN No. US458204AN49) issued by Intelsat (Luxembourg) S.A., a subsidiary of Intelsat S.A. and ICF’s direct parent company, that are not already held by ICF (the “2018 Notes”).

Notice of Redemption

On April 2, 2018, Intelsat (Luxembourg) S.A., following settlement of the cash tender offer, issued a notice of redemption pursuant to the indenture governing the 2018 Notes to redeem $46,000,000 of its outstanding $96,650,000 aggregate principal amount of 2018 Notes on May 2, 2018 at a redemption price equal to 100.000% of the principal amount of each such 2018 Note, together with accrued and unpaid interest and additional interest (if any) thereon, to the redemption date. The redemption date is expected to be May 2, 2018. Payment with respect to the redemption will be made on May 2, 2018, and is expected to be funded from general corporate funds.

A copy of the press release announcing the final tender results, final settlement and redemption is hereby incorporated by reference and attached hereto as Exhibit 99.1.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated April 2, 2018, entitled “Intelsat Announces Final Results and Final Settlement of Tender Offer for Certain Notes of Intelsat (Luxembourg) S.A. and Notice of Redemption of $46 Million of Such Notes.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: April 2, 2018	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated April 2, 2018, entitled “Intelsat Announces Final Results and Final Settlement of Tender Offer for Certain Notes of Intelsat (Luxembourg) S.A. and Notice of Redemption of $46 Million of Such Notes.”

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